Via EDGAR Transmission

March 31, 2023

United States Securities and Exchange Commission

Division of Corporate Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	GLOBAL-SMART.TECH

Registration Statement on Form S-1

Filed October 5, 2022

File No. 333-267740

Ladies and Gentlemen:

Set forth below are the responses of Global-Smart.Tech (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 2, 2022, with respect to the Company’s Registration Statement on Form S-1, File No. 333-267740, initially filed with the Commission on October 5, 2022 (the “Form S-1”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (“Form S-1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Registration Statement on Form S-1

General

1. It appears that your pagination is out of order, please ensure that the pagination in future filings is correct. In this regard, your financial statement index indicates that your financial statement footnotes begin on page F-6 when your filing has them beginning on page 41.

Response:

The Company has updated the requested provision.

Cover Page

2. We note your disclosures regarding Mr. Rodin's share ownership. Please revise this disclosure to specify that you are a "controlled company," and include the definition of controlled company and how that impacts potential shareholders.

Response:

The Company has updated the requested provision.

Following the completion of this offering, Mr. Rodin will own 100% …, page 5

We are and will be a “controlled company” ...., page 16

3. Please revise your cover page to disclose that you are offering a "penny stock." In addition, please revise your risk factors section to include a separately captioned risk factor that describes the risk associated with purchasing a penny stock.

Response:

The Company has updated the requested provision and added a risk factor.

The regulation of penny stocks by the SEC and FINRA may discourage the tradability of the Company's securities…, page 29

The so-called “penny stock rule” could make it…, page 28

Overview, page 6

4.Please revise this section to clearly indicate that you have not begun any operations and that your intentions are purely speculative.

Response:

The Company has updated the information.

We intend to implement all our plans related to the field of cryptocurrency..., page 10

5. We note your references to "crypto-asset," "crypto mining," "cryptocurrency," and "digital asset" throughout. Please define these terms on first use, in particular if there is a distinction to be made between them. To the extent you are using these terms interchangeably, please revise to consistently use one term.

Response:

Please see “Glossary of Terms and Abbreviations” beginning on page 46.

We have made all adjustments to this prospectus in accordance with your comments.

6.Please identify all of the cryptocurrencies that you intend to mine and briefly discuss whether your business strategy is to hold your crypto assets for investment or convert them into fiat currency immediately upon receipt or soon thereafter. In addition, clarify whether you have a specific policy for how you will determine when to sell your crypto assets for fiat currency to pay for costs and expenses incurred, capital expenditures and other working capital and through what exchange or if you intend to hold your mining rewards.

Response:

Each of our clients will be able to keep their crypto funds for investment/purchase or sale, transfer cryptocurrency; or convert them into fiat currency/transfer fiat to a bank account at any reasonable time. As per the crypto-assets we mine, we would withdraw when appropriate and agreed.

In the context of rapidly changing …, page 10

7.Please revise this section to indicate where your operations are currently and anticipated to be located.

Response:

The Company has updated the requested provision.

Our principal executive office and mailing address is …, page 11

Risk Factors, page 9

8.Please place this section in front of the The Offering section. Refer to Item 105(b) of Regulation S-K.

Response:

The Company has updated the requested provision.

9.Please include a separate risk factor regarding the risks that the cryptocurrencies you mine are susceptible to theft which would result in a significant loss to you. As part of your disclosure, be sure to include a discussion regarding who will hold the private keys associated with your crypto asset wallets, how they will be stored, and the precautions that will be taken to keep them secure.

Response:

The company has added the risk factor.

The loss or destruction of private keys required to access any crypto assets held in custody for our account may be irreversible …..., page 29

10.We note that your sole officer and director, Yehor Rodin, appears to reside outside the United States. Please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments, and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

Response:

The Company has added the risk factor.

Because our office and some assets are located outside of the United States and Yehor Rodin …, page 30

The loss of any of our management team... page 9

11. We note that here, and throughout your registration statement you make references to your "management team," "our management," and "employees." It appears that only one person, Yehor Rodin, has any role or position in the company. If true, please clarify this fact throughout your registration statement.

Response:

The Company has updated the requested provision.

Yehor Rodin is the sole officer and director of the Company.

We are at an early stage of development of our crypto-asset mining..., page 9

12. Please revise this risk factor to indicate that rather than "limited revenue» you have no revenue for your most recent reporting period. Also provide more factual support for your assertion that you plan to generate revenue in 2023.

Response:

We are at an early stage of development of our crypto-asset mining and currently have limited funding sources and may never become profitable…, page 15

We have a business plan which is dependent on the price of Bitcoin, Ether and/or other crypto- assets., page 9

13. We note this, and other risk factors that describe risks related to Ether. Please revise your disclosure here and in your Description of Business section to address how you have taken into consideration the Ethereum merge with respect to your business model.

Response:

Given the situation in the crypto market, we have expanded the description of our business idea, featuring the availability to mine any coin in the market considered profitable or beneficial. Also, considering the decline in the price of Bitcoin, Ether, we avert tying to these two blockchains, instead we will intend to encourage diversification of the coin options.

In May 2022, we purchased hardware and plan to start …, page 18

14. We note your disclosures that your "current strategy will continue to expose us to the numerous risks and volatility associated within this sector." Please identify those risks with specificity in this section. In addition, please provide support for your assertion that, "based on the current trend in crypto-asset mining, we do not expect to incur losses from our crypto mining operations for the near-term."

Response:

The Company has amended and expended the disclosure.

In May 2022, we acquired equipment and plan to begin operating our crypto-asset mining equipment to generate crypto-assets …, page 17

15. Please revise this risk factor to define and explain the term "co-hosting customer."

Response:

The Company has revised the requested provision and deleted the term.

Cryptocurrencies other than bitcoin may have properties..., page 15

 16. We note your disclosure that, "virtually all of our mining income comes from bitcoin mining." Please revise this risk factor as it does not appear that you have had any mining income to date.

Response:

The Company has considered this risk factor unnecessary.

Our reliance on third-party mining pool service providers..., page 16

17. Please revise this risk factor and your Business section to define what a mining pool is, how they work, and how they fit into your current and future business operations. As part of your disclosure, include a discussion of the fees charged by the Hive OS operating system and the mining pools you send your hash rate to.

Response:

A mining pool is a group of miners who combine …., page 16

Prospectus Summary
Emerging Growth Company Status, page 18

18. In the last bullet point on page 19, you disclose that as an emerging growth company you will not be required to present more than two years of financial statements in future filings. As the two-year presentation only relates to an initial public offering, please revise your disclosure to clarify, noting that you may present only two years of financial statements in future filings if you remain a smaller reporting company.

Response:

The Company has revised the disclosure.

Description of Securities, page 23

19. You disclose a liquidation preference for preferred stock. It does not appear that you have preferred stock authorized. Please remove the reference in future amendments or revise your disclosure to expand your discussion of preferred stock.

Response:

The Company has removed the reference as it appears to be irrelevant.

Description of Business, page 25

20. Please define the term "store of value." Growth Strategy, page 25

Response:

In this context, the phrase "Store of Value" is defined by us so that cryptocurrency is a way to invest and store funds. Some recognized cryptocurrencies, such as Ethereum, have established themselves in the market and can serve as a way to store and accumulate capital.

Please see “Glossary of Terms and Abbreviations” beginning on page 46.

21. We note your disclosure indicating that you are "developing unique IT code" to mine the most profitable crypto assets, "developing special software", and "developing artificial intelligence." Please revise to discuss the status of those products and whether you have any agreements with developers. To the extent you have not yet entered into any agreements or begun development of the products, revise your disclosure accordingly.

Response:

Due to a drop the crypto market has been experiencing, the development of the program has been on hold. The developed platform intends to determine the most profitable coins at a specific point of time and thus provide a capacious list of coins. One of the primary features is providing extensive research of available coins and mining algorithms. Some popular algorithms include SHA-256, Scrypt, Ethash, and Equihash. The software intends to estimate the profitability of mining specific coins a client intends to mine based on factors such as the current market price, level of complexity, and rewards for the mined coin. We aim to provide a comprehensive technical analysis, market research, and monitoring of the cryptocurrency landscape to facilitate the mining process.

Interest of Named Experts, page 25

22. We note that Haddan & Zepfel LLP provided the opinion contained in Exhibit 5.1. Please properly identify the entity that is passing upon the legality of the shares offered under this registration statement.

Response:

The Company has addressed discrepancies.

Mining Operations, page 26

23. Please revise this section to clarify whether you intend to mine crypto assets solely for the benefit of the Company, or if you intend to offer mining services to third-party customers. To the extent you will have customers, indicate what type of contractual relationship you anticipate having and how you intend to compensate them.

Response:

We plan to sell our mining power to our clients and use free power to mine cryptocurrency in the company's interests. Due to the transition of Ethereum to 2.0 protocols and its further impossibility of mining, we are reviewing and preparing our contracts to provide our customers with the most profitable coins to choose from. However, some terms of our contracts might remain unchanged, such as: the minimum hash rate that can be bought is 1 MH/s. Our Maintenance fee is 0.008$ / 1 MH/s / day. Payment under contracts will be made to the cryptocurrency wallets of our clients.

24. We note your disclosure regarding the acquisition of Sapphire Pulse Radeon RX 6800 XT graphics processing units ("6800XT GPU)" and their associated hash rate. Please revise to clarify which blockchain the hash rate numbers represent mining on and provide a discussion of the material terms of the agreements to acquire 5000 6800XT GPUs including the timeline for delivery and any termination provisions.

Response:

On May 9, 2022 we entered into an Equipment Purchase Agreement with Arvutikeskus OÜ…, page 62

The Agreements were filed as Exhibits 10.2 and 10.3.

With the recent Ethereum update, we have revised our requirements for mining equipment and purchased 16 pieces Sapphire Pulse Radeon RX 6800 XT Gaming OC.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 28

25. Please revise your disclosure in the first paragraph of this section to exclude from your total current assets the fixed assets and other assets depicted on your balance sheet.

Response:

The Company has updated the requested provision.

26. You provide narrative disclosure for your operational and financing cash flows on page 29, but do not discuss your investing cash flows, including the May 2022 equipment purchase. Please revise your disclosure to include a discussion of investing cash flows.

Response:

The Company has updated the requested provision.

Index to Financial Statements, page 35

27. Please revise your filing to provide audited financial statements from inception through the July 31, 2022 end of your indicated fiscal year.

Response:

The Company has provided the audited financial statements from inception through the May 31, 2022 end of indicated fiscal year and quartal financial statements as of November 30, 2022.

Notes to the Financial Statements
3. Summary of Significant Accounting Policies, page 41

28. In a risk factor on page 11, you state that you will measure crypto assets at fair value with realized and unrealized changes in value reflected in your income statement. Please tell us and disclose your policy for how you intend to account for crypt assets. Separately reference the specific accounting guidance you rely upon in your response letter.

Response:

The FASB ASC Master Glossary defines intangible assets as assets (not including financial assets) that lack physical substance. Accordingly, crypto assets with the previously described characteristics meet the definition of intangible assets and would generally be accounted for under FASB ASC 350, Intangibles — Goodwill and Other. Under FASB ASC 350, an entity should determine whether an intangible asset has a finite or indefinite life. FASB ASC 350-30-35-4 states that if no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset should be considered indefinite. The term indefinite does not mean infinite or indeterminate. The useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon — that is, there is no foreseeable limit on the period of time over which the asset is expected to contribute to the cash flows of the reporting entity.

Entities should consider the factors outlined in FASB ASC 350-30-35-3 when determining the useful life of an intangible asset. If there is no inherent limit imposed on the useful life of the crypto asset to the entity, then the crypto asset would be classified as an indefinite-lived intangible asset. An intangible asset with an indefinite life is initially recorded at cost, as determined in accordance with FASB ASC 350-30-30-1, and is not subject to amortization. Rather, it should be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset is more likely than not to be impaired. An indefinite-lived intangible asset is initially carried at the value determined in accordance with FASB ASC 350-30-30-1 and is not subject to amortization.

Rather, it should be tested for impairment annually or more frequently if events or changes in circumstances indicate it is more likely than not that the asset is impaired. Paragraphs 18B and 18C in FASB ASC 350-30-35 provide examples of relevant facts and circumstances that should be assessed to determine if it is more likely than not that an indefinite-lived intangible asset is impaired. If an impairment indicator exists and it is determined that the carrying amount of an intangible asset exceeds its fair value, an entity should recognize an impairment loss in an amount equal to that excess. After the impairment loss is recognized, the adjusted carrying amount becomes the new accounting basis of the intangible asset.

29. Please tell us more about your intended operations. In your response, where appropriate, separately reference for us the authoritative literature you rely upon to support your accounting and specifically address the following:

●        Identify for us and disclose the products or services you expect to provide within the next year, including a description of your intended customers.

●        Tell us and disclose your intended revenue recognition policies for these products and/or services.

●        Tell us whether you will accept crypto-assets in payment for your products and/or services, and if so how you will account for receivables denominated in crypto-assets and the crypto assets actually received.

●        Tell us and disclose whether you will store the crypto-assets you mine for your customers. If so, tell us your consideration of the custody guidance in SAB 121, and explain whether you are obligated under your agreements to safekeep customers' crypto-assets and/or whether you must replace any such assets lost or stolen through breach of or malfunction of the software underlying your system.

Response:

●	Leasing of computing power provides the client with the ability to create crypto-assets of the client's choice during the mining process. Customers may purchase subscriptions to use our company's computing power, which provide customers with the same functionality and differ mainly in the length of time during generating the customer's benefit from our product.
●	The company does not store customer funds that they mine, we provide the opportunity to mine cryptocurrencies on their own wallets using only the computing power of the company. Revenue from the lease of computing capacity is recognized upfront at the time the computing process becomes available to the customer. In cases where the newly generated coins earned by a crypto asset miner are generally are recognized as revenue, but the evaluation is required to determine if the block rewards earned should be recognized as other revenue under FASB ASC 606.
●	Company accepts crypto-assets in payments from clients, the digital asset received is accounted for as an indefinite-lived intangible asset and the contract is within the scope of FASB ASC 606, Revenue from Contracts with Customers. Global-Smart.Tech would treat the receipt of the digital asset as a form of noncash consideration under FASB ASC 606 when determining the transaction price. Entities should apply all aspects of FASB ASC 606 to the transactions in the scope of that guidance (for example, recognition, measurement, presentation and disclosure). To determine the transaction price for the revenue contract, company will measure the noncash consideration (digital asset) at its estimated fair value at contract inception — that is, the date that all the criteria in FASB ASC 606-10-25-1 are met. The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers”. ASC 606 adoption is on February 1, 2018. The core principle of ASC 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity recognizes revenue in accordance with that core principle by applying the following steps: Step 1: Identify the contract(s) with a customer Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price Step 4: Allocate the transaction price to the performance obligations in the contract Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation. Specifically, Section 606-10-50 requires an entity to provide information about: a. Revenue recognized from contracts with customers, including the disaggregation of revenue into appropriate categories; b. Contract balances, including the opening and closing balances of receivables, contract assets, and contract liabilities; c. Performance obligations, including when the entity typically satisfies its performance obligations and the transaction price that is allocated to the remaining performance obligations in a contract; d. Significant judgments, and changes in judgments, made in applying the requirements to those contracts

●	The company does not store customer funds that they mine, we provide the opportunity to mine cryptocurrencies on their own wallets using only the computing power of the company.

Foreign currency, page 41

30.We note that you credited your foreign currency gain to other comprehensive income. Please tell us how this gain represents the translation of foreign financial statements under ASC 830-30. Otherwise revise your accounting to include this gain in net income as a foreign currency transaction gain under ASC 830-20. Regardless, revise your policy disclosure to clarify as it does not differentiate between transaction and translation gains and losses nor does it identify where they are reflected in your financial statements.

Response:

The Company’s functional and reporting currency is the U.S. dollar. Transactions may occur in foreign currencies and management has adopted ASC 830, “Foreign Currency Translation Matters”. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date.

Non-monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction. Average monthly rates are used to translate revenues and expenses.

Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the statement.

Signatures, page 47

31. Please revise your signature page to have your principal executive officer, principal financial officer, and principal accounting officer sign the registration statement in their individual capacities These signatures should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed. Finally, revise your Summary Compensation Table on page 32 to identify the individual serving as your principal executive officer. Refer to Item 402(m)(2) of Regulation 402.

Response:

The Company has updated requested provision.

GLOBAL-SMART.TECH

By:	/s/ Yehor Rodin
Yehor Rodin
President, Treasurer, Secretary and Director